Annual Report

Cover Page

Name of issuer:

Vuba Corp

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: CO
Date of organization: 5/14/2018

Physical address of issuer:

1340 Deerpath Trl
Franktown CO 80116

Website of issuer:

http://www.go-vuba.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

4

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$15,252.00	$35,093.00
Cash & Cash Equivalents:	$11,252.00	$34,093.00
Accounts Receivable:	$4,000.00	$1,000.00
Short-term Debt:	$244,002.00	$162,271.00
Long-term Debt:	$95,885.00	$63,196.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($255,949.00)	($200,869.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Vuba Corp

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Peter Muller	CTO	Vuba Corp	2019
Paul Klahn	CEO	Vuba Corp	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Peter Muller	Treasurer	2019
Peter Muller	CTO	2019
Paul Klahn	CEO	2018
Paul Klahn	President	2018
Paul Klahn	Secretary	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Peter Muller	1000000.0 Common Stock	47.4
Paul Klahn	1000000.0 Common Stock	47.4

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

8. Discuss the material factors that make an investment in the issuer speculative or risky.

We are an early stage company and have not yet generated any profits or significant revenues.

The Company was formed in 2018 and has yet to generate any revenue. Accordingly, the Company has a limited history upon which to evaluate its performance and future prospects. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company makes significant investments in research, development and deployment opportunities, and reacts to developments in its market, including purchasing patterns of customers, and the entry of competitors into the market. The Company has incurred a net loss and generated no revenues since inception. We cannot assure you that we will generate revenue during the next few years.

We may not be able to continue to operate the business if we are not successful in securing significant additional fundraising and/or advance payments for our products in a short time frame.

We are dependent on additional fundraising in order to sustain ongoing operations. We have incurred net losses since our inception, and we expect to continue to incur net losses in the future. To date, we have funded our operations from the sale of equity and debt securities and by means of credit facilities. We expect to continue to increase operating expenses as we implement our business strategy, which include technology and project development, sales and marketing, and general and administrative expenses and, as a result, we expect to incur additional losses and continued negative cash flow from operations for the foreseeable future. Without additional fundraising, typically conducted on a rolling close basis, and/or sufficient advance payments for our products, the Company will not be able to remain solvent. There can be no assurance that the Company will be successful in raising funds in this offering or acquiring additional funding at levels sufficient to fund its future operations beyond the current cash runway. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce its operations or delay, scale back or discontinue the development of its products and initial project, seek alternative financing arrangements, declare bankruptcy or terminate its operations entirely.

The Company has a limited operating history by which performance can be gauged.

Any evaluation of our business and our prospects must be considered in light of our limited operating history and the risks and uncertainties encountered by companies in our stage of development. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies providing disruptive solutions. If we do not address these risks successfully, our operating results will be harmed.

The Company is subject to potential fluctuations in operating results.

Our sales cycles are long and unpredictable, and our sales efforts require considerable time and expense. As a result, our sales are difficult to predict and may vary substantially from year to year, which may cause our operating results to fluctuate significantly. We spend a substantial amount of time, effort and money in project development without any assurance that our efforts will result in a viable revenue-producing project and the timing of our revenue is difficult to predict. Our sales efforts involve educating our customers about the use and benefit of our technology, including its capabilities and potential cost savings to the customers. Customers typically undertake a significant evaluation process that has in the past resulted in a lengthy sales cycle. In addition, product purchases are frequently subject to project financing, regulatory and administrative approvals, and other delays. If sales expected from a specific customer for a particular year are not realized in that year or at all, our business, operating results and financial condition could be materially and adversely affected.

The Company's future operating results are difficult to predict and may be affected by a number of factors, many of which are outside of the Company's control.

The market for urban driverless transit technology is relatively unproven and is subject to a number of risks and uncertainties. The industry is undeveloped and barely emerging. Our ability to gain market share depends largely upon our ability to successfully implement our flagship project. Our ability to gain market share also depends on a number of factors beyond our control, including the perceived value associated with our products and services, and our customers' acceptance that transportation services can be performed more efficiently and cost-effectively through the use of our driverless products and ancillary services. If any of these factors turns against us, our future operating results could be materially and adversely affected.

Unanticipated obstacles may hinder the execution of the Company's business plan.

Because of the number and range of the assumptions underlying our projections and forward-looking statements, many of which are subject to significant uncertainties and contingencies that are beyond our reasonable control, some of the assumptions inevitably will not materialize and unanticipated obstacles may occur subsequent to the date of this offering, including:

• Too few riders using our system and being willing to pay our proposed fares
• Our clients may suffer downturns, financial instability or changes in leadership leading to order cancellations
• Adverse changes affecting our suppliers and other third-party service providers;
• Adverse litigation judgments, settlements, or other litigation-related costs; and
• Adverse changes in business, foreign exchange rates or macroeconomic

conditions including regulatory changes.

The occurrence of any of these unanticipated obstacles will hinder the execution of our business plan and adversely affect our operating results.

We have no deployments, and limited market acceptance of our products could harm our business.

The market for driverless transit technology is relatively new and unproven and is subject to a number of risks and uncertainties. The numbers, types and locations of driverless transit technologies in service that are currently deployed may not be representative of customer contracts and customer demand in the future. Furthermore, the public's perception of the use of driverless vehicles for public transportation may negatively affect demand for our products and services. Ultimately, our success will depend largely on our flagship project proving that public transportation services can be performed more efficiently and cost effectively through the use of our technology and ancillary services.

Affiliate Transactions.

The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not at arm's-length but will be in all cases consistent with the duties of the management of the Company to its unitholders or its noteholders.

We cannot assure you that we will effectively manage our growth.

We are a small company that needs to grow rapidly in order to accomplish our mission. This growth will involve increasing our management and staff as well as forming key alliances with companies that will act as suppliers and partners. The growth and expansion of our business and products create significant challenges for our management, operational, and financial resources, including managing multiple relationships and interactions with users, distributors, vendors, contractors, financiers and other third parties. As the Company continues to grow, our information technology systems, internal management processes, internal controls and procedures and production processes may not be adequate to support our operations. To ensure success, we must continue to improve our operational, financial, and management processes and systems and to effectively expand, train, and manage our employee base. As we continue to grow, and implement more complex organizational and management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture, including our current team's efficiency and expertise, which could negatively affect our business performance

Our future revenues could be negatively impacted by any number of issues.

Our primary revenue will be from passenger fares. The number of people paying to use our transit system will be subject to a variety of issues including, but not limited to:

The level of service
Reliability
The area of service
The local economy
Traffic congestion
Weather
Security
Pandemics

Many of these issues will be out of our control.

Our costs may grow more quickly than our revenues, harming our business and profitability

Our costs will grow as we expand production capabilities, hire additional employees and import more components. Costs of labor, materials and shipping may grow faster than we plan. This would have a negative impact on our financial position, assets and ability to invest further in the growth and expansion of the business. In addition, expansion in additional countries will require increased marketing, sales, promotion and other operating expenses. Further, as new competitors enter our market, we expect an increased pressure on production costs and margins.

All of our assets, possibly including our intellectual property, may be pledged as collateral to a lender.

From time to time, the Company may utilize a variety of forms of debt or other financing arrangements that may contain covenants that limit our ability to engage in specified types of transactions. These covenants could limit our ability to, among other things:

incur certain additional indebtedness
pay dividends on, repurchase or make distributions in respect our capital stock
make certain investments
sell or dispose of certain assets
grant liens
consolidate, merge, sell or otherwise dispose of all or substantially all of our assets

A breach of any of these covenants could result in a default under the credit facility and permit the lender to cease making loans to us. Upon the occurrence of an event of default under the loan agreement, the lender could elect to declare all amounts outstanding thereunder to be immediately due and payable. We may pledge a significant portion of our assets, inclusive of our intellectual property, as collateral to support a new loan agreement. If the lender accelerates the repayment of borrowings, we may not have sufficient assets to repay them and

repayment of borrowings, we may not have sufficient assets to repay them and we could experience a material adverse effect on our financial condition and results of operations.

If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished and our business may be adversely affected.

Vuba relies and expects to continue to rely on a combination of confidentiality agreements with its employees, consultants, and third parties with whom it has relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect its proprietary rights. Third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge proprietary rights held by Vuba, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we intend to operate in the future. In any or all of these cases, we may be required to expend significant time and expense in order to prevent infringement or to enforce our rights. Although we have taken measures to protect our proprietary rights, there can be no assurance that others will not offer products or concepts that are substantially similar to those of Vuba and compete with our business. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our service and methods of operations. Any of these events could have an adverse effect on our business and financial results.

We license certain technology from a third party.

We license control system technology from a third party. This technology is proven in continuous public service since 2014 and has the speed and capacity capabilities to meet our initial needs. However, we still need to integrate it with our vehicle and guideway technology. Should this integration not prove successful or should the licensed technology become unavailable or be found unsuitable, we will have to locate, integrate and deploy and alternative solution. Doing so will take time and money and have an adverse effect on our business's revenues and costs.

If we default under any of our obligations under the License Agreement, we may be unable to continue to manufacture, market and sell our products, as currently designed, which could have a material adverse effect. In addition, our license is not fully exclusive and the licensor could license the technology and know-how to others for use in competing products, which could have an adverse effect on us.

We may face additional competition.

We are aware of a number of other companies that are developing driverless transit technology in the United States and abroad that may potentially compete with our technology and services. These or new competitors may have more resources than us or may be better capitalized, which may give them a significant advantage, for example, in offering better pricing than the Company, surviving an economic downturn or in reaching profitability. There can be no assurances that we will be able to compete successfully against existing or emerging competitors. Additionally, existing driverless transit firms may also compete on price by lowering their operating costs, developing new business models or providing other incentives

The public transportation sector is undergoing structural changes related to COVID 19 and other issues.

Some or all of the issues impacting legacy public transport systems may also impact driverless public transport systems like ours. Unless we relentlessly improve our social-distancing capabilities, our levels of service and economic advantages, we may suffer from the same problems.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current products are variants on one type of service, providing driverless transit technology. Our revenues are therefore dependent upon the market for such product.

The City of Kigali/Government of Rwanda is our customer for our flagship initial project and our primary partner in business. Their continued cooperation is vital to our success.

Even governments that score well in terms of ease of doing business and level of

corruption have been known to renege on business deals. Vuba's success and our initial revenues are dependent on the success of our Kigali PRT Project and the continued cooperation of the Government of Rwanda and the City of Kigali.

Our future success depends on the efforts of a small management team.

The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	2108034	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Peter Muller
Issue date	12/30/19
Amount	$3,785.00
Outstanding principal plus interest	$3,938.00 as of 12/30/19
Interest rate	2.0% per annum
Maturity date	12/31/29
Current with payments	Yes

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2019	Section 4(a)(2)	Common stock	$50,000	General operations
11/2020	Section 4(a)(2)	Common stock	$50,000	General operations
3/2021	Section 4(a)(2)	Common stock	$15,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act

during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Peter Muller
Amount Invested	$59,336.00
Transaction type	Loan
Issue date	12/31/20
Outstanding principal plus interest	$60,523.00 as of 04/07/22
Interest rate	2.0% per annum
Maturity date	12/31/30
Outstanding	Yes
Current with payments	Yes
Relationship	CTO

Name	Peter Muller
Amount Invested	$31,500.00
Transaction type	Loan
Issue date	12/31/21
Outstanding principal plus interest	$31,500.00 as of 04/07/22
Interest rate	2.0% per annum
Maturity date	12/31/31
Outstanding	Yes
Current with payments	Yes
Relationship	CTO

Name	Laura Muller
Amount Invested	$50,000.00
Transaction type	Priced round
Issue date	04/29/19
Relationship	Wife of CTO Peter Muller

Name	Peter Muller
Amount Invested	$3,785.00
Transaction type	Loan
Issue date	12/30/19
Outstanding principal plus interest	$3,938.00 as of 12/30/19
Interest rate	2.0% per annum
Maturity date	12/31/29
Current with payments	Yes
Relationship	CTO

Name	PRT Consulting, Inc.
Amount Invested	$9,500.00
Transaction type	Loan
Issue date	01/21/20
Outstanding principal plus interest	$0.00 as of 12/30/20
Interest rate	0.0% per annum
Maturity date	01/22/25
Current with payments	Yes
Relationship	Owned by CTO

Name	Laura Muller
Amount Invested	$19,835.00
Transaction type	Loan
Issue date	05/19/20
Outstanding principal plus interest	$0.00 as of 12/30/20
Interest rate	0.0% per annum
Maturity date	05/20/25
Current with payments	Yes
Relationship	Wife of CTO

Name	Jan Pretorius

Amount Invested	$50,000.00
Transaction type	Priced round
Issue date	11/29/20
Relationship	Company CFO

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We get you there fast! In fact, our name, Vuba, means "to move quickly." We solve the massive global challenges of urban traffic congestion and air pollution by using driverless electric vehicles that move on an elevated guideway – taking people and traffic off the streets. Our computer control system optimizes traffic to provide fast, safe and affordable service, including non-stop travel from origin to destination.

We have an MOU with the Government of Rwanda giving us binding exclusivity for a $1 Billion transport project in Kigali, Rwanda (East Africa). During the next 3 - 5 years we hope to launch several more large projects. Due to the size/scale of these projects, and the long-term recurring revenue they provide, Vuba expects to become a multi-billion-dollar company within this timeframe. Our goal is to become a global leader in Smart City Mobility. These projections cannot be guaranteed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Vuba Corp was incorporated in the State of Colorado in May 2018.

Since then, we have:

- Completed a preliminary feasibility study for a driverless transit system in Kigali, Rwanda (East Africa) that predicted a benefit/cost ratio of 4.9 and 529,000 daily trips generating initial annual revenues of $275 million.

- Signed an MOU with the Government of Rwanda giving us binding exclusivity for a $1 Billion transport project in Kigali, Rwanda (East Africa)

- Partnered with MASS Design Group, based in the U.S. and Rwanda, who has provided a sizeable grant to Vuba to assist with branding and development of marketing collateral.

- Partnered with IP Automation of Colorado Springs who are providing engineering, design and manufacturing services related to building and testing vehicles, bogies and guideways.

- Licensed the safety-certified computer control system currently used on a 40-vehicle system in public operation.

- Developed detailed descriptions of our planned technology development and operational methodologies.

- Have commenced engineering design and manufacturing of the prototype bogie that will have switching capabilities and run inside the guideway.

- Obtained "utility patent pending" status for a high-speed switch invention.

- Commenced building a 1/2 scale prototype.

Results of Operations

Our company was organized in May 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company is pre-revenue

- *Assets.* As of December 31, 2021, the Company had total assets of $15,252, including $11,252 in cash. As of December 31, 2020, the Company had $35,093 in total assets, including $34,093 in cash.

- *Net Loss.* The Company has had net losses of $255,949 and net income of $0 for the fiscal year ended December 31, 2021 and net losses of $200,869 and net income of $0 for the fiscal year ended December 31, 2020.

- *Liabilities.* The Company's liabilities totaled $339,887 for the fiscal year ended December 31, 2021 and $260,865 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $139,538 in debt and $217,847 in equity.

We are currently in a seed round raising additional capital.

After the conclusion of the seed round, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of the seed round will be sufficient to enable us to implement our strategy. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Vuba Corp cash in hand is $93,353, as of April 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $9,151/month, for an average burn rate of $9,151 per month. Our intent is to be profitable in 24 months.

We can keep our burn rate low until significant funding is received.

We just started a seed round and have already begun receiving funding.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Peter Muller, certify that:

(1) the financial statements of Vuba Corp included in this Form are true and

complete in all material respects ; and

(2) the tax return information of Vuba Corp included in this Form reflects

accurately the information reported on the tax return for Vuba Corp filed for the

most recently completed fiscal year.

Peter Muller
CTO

OTHER MATERIAL INFORMATION

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.go-vuba.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Paul Klahn
- Peter Muller

Appendix E: Supporting Documents

Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird SAFE (Simple Agreement for Future Equity)
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Paul Klahn
- Peter Muller

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer

certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Vuba Corp

By

Peter Muller

CTO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Paul Klahn

CEO
5/4/2022

Peter Muller

CTO
4/7/2022

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.